[INSERT ON COMPAN Y LETTERHEAD]

April 29, 2011

Via facsimile (703) 813-6968 and EDGAR

Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington DC 20549

Re:
Sustainable Environmental Technologies Corporation
Current Report on Form 8-K/A
Filed March 7, 2011
Form 10-Q/A for the Quarter Ended December 31, 2010
Filed February 17, 2011
Form 10-K for the Year Ended March 31, 2010
Filed July 14, 2010
File No. 000-25488

Dear Ms. Long:

Thank you for your April 21, 2011 correspondence regarding the above referenced filings of Sustainable Environmental Technologies Corporation (the "Company" or “SETCORP”). The following is in response to your April 21, 2011 correspondence.  Underlined verbiage below constitutes your comments and our responses are in regular type.

Form 10-Q For the Quarter Ended December 31, 2010

Item 1 – Financial Statements

Note 8 – Notes Payable

Convertible Note Payable to Metropolitan Real Estate LLC, page F-14

1.
We have reviewed your response to prior comment 8 from our letter dated March 21, 2011 and your disclosures regarding the restatement on page F- 14, Given the material amounts involved, we continue to believe that you should file an item 4.02 Form 8-K and an amended Form 10-Q for the period ended September 30, 2010. Please ensure that your amended Form 10-Q includes currently dated management certifications that refer to the Form I0-Q/A.

On April 29, 2011 we filed an item 4.02 Form 8-K and amended Form 10-Q for the period ended September 30, 2010 with currently dated management certifications that refer to the Form 10-Q/A Amendment No. 1 .

2.
We note your response to comment 12 in our letter dated March 21, 2011 regarding your proposed disclosure under Internal Control over Financial Reporting. In future filings, please state management's assessment of effectiveness with respect to your company specifically rather than with respect to “the small business issuer”.

In future filings, we will state management’s assessment of effectiveness with respect to our company specifically rather than with respect to “the small business issue”.

Sincerely, SUSTAINABLE ENVIRONMENTAL TECHNOLOGIES CORPORATION /s/Bob Glaser By: Bob Glaser Its: Chief Executive Officer